Simpson Thacher & Bartlett ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650		E-mail Address clin@stblaw.com

November 30, 2018

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Lisa Kohl, Esq., Legal Branch Chief

Mr. Danilo Castelli, Esq., Staff Attorney

Ms. Jennifer Thompson, Accounting Branch Chief

Ms. Lisa Sellars, Staff Accountant

Re:                             Ruhnn Holding Limited

Draft Registration Statement on Form F-1

Confidentially Submitted on October 19, 2018

CIK No. 0001753268

Ladies and Gentlemen:

On behalf of our client, Ruhnn Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 2”) of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 2, which has been marked to show changes to the Company’s Registration Statement initially confidentially submitted to the Commission on October 19, 2018 (the “October 19 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated November 16, 2018 from the Staff (the “November 16 Comment Letter”) by revising the October 19 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the November 16 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference.  We have included page numbers to refer to the location in Draft No. 2 where the disclosure addressing a particular comment appears.

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Prospectus Summary

Overview, page 1

1.                                      Please revise your overview to more clearly describe your business, what a key opinion leader, or KOL, is and how KOLs are part of your business model. In doing so, please provide disclosure similar to the second paragraph in Note 1 to the financial statements of Hanyi E-Commerce. Please also disclose, if true, that each KOL you contract with has their own following on social media accounts that you manage, their own online store that you own and operate, and their own self-branded products that you design and produce. Please also disclose, if true, that consumers are generally unaware of the KOL’s affiliation with you. Please make similar revisions to the “Business — Overview” section of your filing beginning on page 94.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 1 and 98 of Draft No. 2.

The Company respectfully advises the Staff that, as the Company’s brand “Ruhnn” becomes more established and well-known in the market, the Company believes that an increasing number of the fans of Company’s signed KOLs are becoming aware of the KOLs’ respective affiliations with the Company through online shopping experience and other public sources. As the KOL facilitator industry continues to grow, the Company also expects increasing awareness of the existence and functions of KOL facilitators, such as the Company, by consumers. Therefore it may not be accurate to state that consumers are generally unaware of the KOLs’ respective affiliations with the Company.

2.                                      We note the discussion of your two revenue streams at the top of page 2. Please revise your disclosure here or on page 1 to briefly describe each of the full-service and platform models. In doing so, please disclose that under the full-service model you own and operate online stores through which you sell your self-designed products promoted by KOLs. Please also disclose that under the platform model the KOLs promote products sold on third-party websites and you sell advertisements on the KOLs’ social media spaces to third-party merchants. Please make similar revisions to the “Business — Overview” section of your filing beginning on page 94.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 98 of Draft No. 2.

3.                                      We note your statement that you are the largest internet key opinion leader facilitator in China as measured by revenue, according to a Frost & Sullivan report. We also note that you make several references to the Frost & Sullivan report throughout your draft registration statement. Please supplementally provide us with a copy of this report.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with a copy of the Frost & Sullivan report in accordance with Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”).

Our History and Corporate Structure, page 5

4.                                      Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you, as you state on page 34.

In response to the Staff’s comment, the Company has added the requested disclosure on page 5 of Draft No. 2.

Conventions that Apply to this Prospectus, page 8

5.                                      Please revise your definition of GMV to state whether it includes shipping charges or the merchandise value of items that are returned. For merchandise sold on third-party online stores to which you provide KOL sales services, please revise your definition of GMV to clarify if it includes the GMV of all products sold on that store or only the products for which you provided KOL sales services.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of Draft No. 2.

Summary Operating Data, page 14

6.                                      Please refer to the table at the bottom of page 14 disclosing the number of KOLs serving each of your full-service and platform models. Footnote (1) to this table states that certain KOLs under your full-service model overlap with those under your platform model, which appears to explain why the sum of the number of KOLs serving each model is greater than the total number of KOLs for fiscal year 2018. However, this footnote does not explain why the sum of the number of KOLs serving each model is less than the total number of KOLs for fiscal year 2017. In order to improve your investors’ understanding of your key operating data, please revise footnote (1) to also explain this matter to your investors. Please make similar revisions to your Selected Operating Data on page 69.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 72 and 76 of Draft No. 2.

Risk Factors

Risks Related to our Industry and Business

A substantial portion of our GMV and revenue is generated from online stores…, page 16

7.                                      We note that a substantial portion of your GMV and revenues for the fiscal years ended 2017 and 2018 were generated by your top-tier KOLs, particularly online stores opened in the name of Zhang Dayi. Please briefly disclose this fact in your prospectus summary.

In response to the Staff’s comment, the Company has added the requested disclosure on page 5 of Draft No. 2.

Capitalization, page 55

8.                                      We note your discussion in other parts of your document regarding the Equity Restructuring that took place on October 4, 2018, such as on page 61. Please tell us whether and how you intend to show the impact of these transactions on your capitalization table. Also tell us whether and how your calculation of net tangible book value per share before this offering, seen on page 56, will reflect the impact of the Equity Restructuring. To assist us in understanding your response, please confirm our understanding, if true, that Ruhnn Holding issued shares in exchange for the subscription receivable, rather than promising to issue shares once the subscription is paid, and that investors will not pay the subscription receivable until some point after the IPO. Also tell us whether investors can cancel the subscription receivable, whether the subscription receivable has a stated maturity date, whether investors are legally required to pay the subscription receivable if they have not yet received the return of their original investment from Hangzhou Ruhnn, and how Ruhnn Holding accounted for this partially paid share issuance and subscription receivable.

The Company respectfully advises the Staff that on October 4, 2018, as part of the Equity Restructuring, Ruhnn Holding issued ordinary shares in exchange for the subscription receivable, which are to be paid if and when certain conditions stipulated under the share purchase agreement are met, rather than merely promising to issue shares once the subscription is paid for. The investors are not legally required to pay the subscription receivable if they have not yet (i) received the return of their original investment from Hangzhou Ruhnn or (ii) completed the filing procedure of offshore direct investment, if applicable, with relevant governmental authorities. However, the investors cannot cancel the subscription receivable as they have signed the share subscription agreements and their names have been officially entered into the register of members of the Company.

The restructuring agreements outline that the process for return of the original investment by Hangzhou Ruhnn to investors and payment of the subscription receivable by investors to the Company can be performed in installments, however while there is no stated maturity date, the Company must receive all of the subscription receivable amounts within three months after the IPO.

In response to the Staff’s comments, the Company has revised the capitalization table on page 57 of Draft No. 2 by adding a pro forma column to show the impact of the Equity Restructuring. Similarly, the Company will also represent the Equity Restructuring by adding disclosure of the pro forma as adjusted net tangible book value per share on page 58 of Draft No. 2.

Selected Operating Data, page 69

9.                                      Please disclose in a footnote to the table presented in this section that the “number of fans” presented may include a single fan included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 14, 71 and 110 of Draft No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of

Macroeconomic factors and regulatory environment and our ability to maintain our leading  position in the industry, page 71

10.                               Please provide a basis for your statement that you are a reputable industry leader or state that it is management’s belief, if true.

In response to the Staff’s comment, the Company has added the requested disclosure on page 74 of Draft No. 2.

Critical Accounting Policies

Revenue Recognition, page 76

11.                               You indicate that you sometimes recognize revenue on a gross basis and you sometimes recognize revenue on a net basis for product sales through the full-service model. Please tell us in more detail the circumstances under which you recognize revenue from product sales on a gross basis and the circumstances under which you recognize this revenue on a net basis. Also tell us what percentage of your product sales result in gross revenue recognition and what percentage result in net revenue recognition. If the vast majority of product sales revenue is recognized on a gross basis, please revise your disclosure to clarify this for your investors both here and in your revenue recognition accounting policy on page F-16.

The Company respectfully advises the Staff that the gross amount of product sales for which revenue was recognized on a net basis was RMB83.4 million and RMB110.2 million for fiscal year 2017 and 2018, respectively. The corresponding net revenue recognized for these product sales were RMB16.5 million and RMB15.0 million, respectively, for the same periods. Net revenue recognized for these product sales represented only 3% and 2% of the Company’s total net revenue for product sales, respectively, for fiscal year 2017 and 2018. As such, predominantly all of the Company’s net revenue for product sales is recognized on a gross basis.

In accordance with ASC 605-45, the Company has recognized revenue on a gross basis for all instances where the Company is the primary obligor and is responsible for key aspects of fulfillment of the sales transaction including pre-sales and after sales services. This includes the purchase of inventories from its suppliers at its own discretion, having sole determination of product specifications to be sold to its customers, having complete latitude of setting prices on its online stores, holding inventory risk until the goods are shipped from its own warehouse to when the goods are received by customers, and taking credit risk of non-collection from its customers. The Company is also responsible for any faulty products returned by the customers.

Under very limited circumstances pertaining to only one business partner, the Company facilitates as an agent in selling this partner’s products in its online stores in return for a commission fees based on a pre-determined formula. The details of the arrangement the Company has with the partner are as follows:

•                  The fulfillment process is jointly performed by the Company and the partner. Once the customer placed an order and the information is submitted by the Company to the partner, the partner can determine whether or not to accept the order. Once the order has been accepted, the partner is responsible for shipping, and should there be any returns of faulty products, the partner is legally responsible of resolving it. As such, the Company is not deemed as primary obligor.

•                  The products are shipped to the end customer directly from the partner’s warehouse.  The Company does not take legal title of the merchandise inventory nor does the Company takes legal title to the merchandise inventory at any point prior to the goods being shipped.

•                  The Company does not have latitude in establishing price.

•                  The Company is never involved in determining product specifications nor does the Company have any discretion in selecting suppliers.

Given the foregoing, the Company believes it was acting as an agent with respect to this business partner and therefore revenue recognition on a net basis is appropriate under ASC 605-45.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 and F-16 of Draft No. 2.

12.                               Your discussion of revenue recognition under your full-service model at the top of page 77 states that your shipping costs are presented as part of your cost of revenues. However, your description of cost of revenues under your full-service model at the top of page 74 states that shipping and handling expenses are not included in cost of revenues and your description of fulfillment expenses on page 74 states that shipping costs are included in fulfillment expenses. You make similar contradictory disclosures in the footnotes to your audited financial statements when describing your revenue recognition, cost of revenues and fulfillment expense accounting policies. Please tell us which line item on your statement of comprehensive loss includes shipping costs and revise as needed throughout your filing to consistently disclose this.

The Company respectfully advises the Staff that shipping costs are included in fulfillment expenses, not in the cost of revenues. In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and F-17 of Draft No. 2.

13.                               We note your revenue recognition policy regarding services through the platform model. Please revise your accounting policy to more clearly explain how sales and advertising services differ, similar to your disclosure in the last bullet point on page 101 or the first paragraph on page 104. To better explain to your investors how you generate revenue from these services, please also disclose that for KOL sales services you receive a service fee based on GMV sold in the third-party online store and for KOL advertising services you receive a fixed and pre-determined service fee. Please make similar revisions to your revenue recognition accounting policy for services on page F-17.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 and F-17 of Draft No. 2.

Results of Operations, page 79

14.                               Please revise your analysis of changes in net revenues from product sales to provide your investors with a better understanding of why your net revenues increased. In doing so, please quantify or otherwise clearly indicate the relative contribution of each of the increase in the number of online stores, the increase in the number of orders you fulfilled and the increase in the GMV sold per KOL to the increase in your product sales revenue. Please also disclose the increase in orders fulfilled attributable to the increase in stores and if you can attribute increases in net revenues to an individual KOL, a group of KOLs, or a tier of KOLs, please state as much and quantify the increase. Additionally, please provide your investors with greater insight into management’s view of the underlying drivers behind the significant increase in the number of orders you fulfilled and the significant increase in the GMV sold per KOL. For example, it appears from your key operating data that the increase in the GMV sold per KOL may be largely attributable to your top-tier KOLs. If this is true, please clearly disclose this and provide management’s insight into the trends and uncertainties that underlie the increase in GMV sold by your top-tier KOLs. We remind you that one of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow so that readers can ascertain the likelihood that past performance is indicative of future performance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 84 of Draft No. 2.

Business

Overview, page 94

15.                               We note that you have an aggregate of 115.1 million fans across major social media platforms in China and your risk factor on page 20 which states that you rely on a limited number of online social media platforms and e-commerce platforms to conduct your business. To the extent a material number of fans are attributable to a particular social media platform or platforms, please identify the social media platform(s) and the number of fans attributed to the platform(s). Please also revise your risk factor on page 20, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 20 and 98 of Draft No. 2.

16.                               Please disclose how you determined that “interactions between [y]our KOLs and their fans significantly increased the likelihood of their fans placing orders” with you. We note that this statement also appears on pages 1 and 98.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 2, 99 and 103 of Draft No. 2.

17.                               Please disclose how you define “repeat purchase.” In this regard, we note that 38% of customers of your online stores made repeat purchases.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 99 and 103 of Draft No. 2.

18.                               Please disclose the basis for your statement that your KOLs’ fans are “loyal customers and have strong emotional bonding with [y]our KOL brands” or state that it is management’s belief, if true.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 2, 99 and 103 of Draft No. 2.

Strengths

Highly engaged and loyal fan base, page 98

19.                               We note that your top-tier KOLs’ posts over the last 12 months on Weibo resulted in over 11 million interactions with fans. Please clarify whether you are referring to “social interactions,” which you define on page 88.

In response to the Staff’s comment, the Company has added the requested disclosure on page 103 of Draft No. 2.

Strong strategic shareholders and visionary management team, page 99

20.                               We note that you benefit from your relationships with strategic shareholders. Please expand your disclosure to disclose the strategic shareholders you are referencing and to briefly describe how you work with such shareholders to align your interests.

In response to the Staff’s comment, the Company has deleted the disclosure regarding its relationships with strategic shareholders on page 104 of Draft No. 2.

Expand and diversify our KOL pool, enlarge their fan base and improve fan engagement, page 100

21.                               Please revise your disclosure to define “hit rate.”

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Draft No. 2.

Our Business Models

Full-Service Model, page 102

22.                               Please briefly describe the way in which your cooperation and employment agreements differ, and briefly describe the material terms of these agreements. In doing so, please disclose the number of KOLs party to cooperation and employment agreements respectively. Moreover, please clarify whether KOLs are entitled to service fees, or an equivalent, under an employment agreement and whether the terms or service fees vary materially between a cooperation agreement and an employment agreement.

In response to the Staff’s comment, the Company has added the requested disclosure on page 108 of Draft No. 2.

23.                               For each tier of your existing KOLs, please disclose an average or range of the percentage of service fees to which your KOLs are entitled. In this regard, we note that service fees constitute approximately 20% of your costs of revenues.

In response to the Staff’s comment, the Company has added the requested disclosure on page 108 of Draft No. 2. The Company respectfully advises the Staff that the percentage of service fees does not vary significantly based on the KOLs’ tier.

24.                               We note your disclosure that your KOLs agree to use their images and social networks accounts solely for the promotion and sale of products designed by you. We also note that some of your KOLs also serve as KOLs under the platform model and promote third-party branded products. Please briefly describe the risk, if any, that KOLs serving as platform KOLs will be less efficient brand ambassadors for the sale of products designed by you.

In response to the Staff’s comment, the Company has added disclosure to describe the impacts of the Company’s KOLs serving as platform KOLs on the promotion and sale of the Company’s own products on pages 109 and 110 of Draft No. 2. The Company respectfully advises the Staff that its KOLs agree to use their images and social networks accounts solely for the promotion and sale of products designated by the Company, which may include the Company’s own products and third-party branded products designated by the Company.

Our KOLs, page 104

25.                               Please revise your disclosure regarding the cooperation agreements you enter into with your KOLs to state whether your KOLs can terminate the agreement prior to the end of the contractual term or whether your KOLs can decline any automatic renewal at the end of the initial contract term.

In response to the Staff’s comment, the Company has added the requested disclosure on page 114 of Draft No. 2.

Case Studies

Full-Service Model, page 105

26.                               We note that ZHANG Dayi was recognized as the “celebrity with the most commercial value.” Please disclose the source of this recognition.

In response to the Staff’s comment, the Company has added the requested disclosure on page 111 of Draft No. 2.

Our Customers, page 109

27.                               Please provide a basis for your statements regarding your competitive position within your industry appearing throughout this section or state they are based on management’s belief, if true. For example, we note your statements that your founders were among the earliest entrepreneurs in China to identify and capture the commercial opportunities created by the emergence of KOLs in China, that you were one of the first in China to systematically facilitate the KOL economy, and that you pioneered a new business model for the commercialization of the KOL ecosystem. Please refer to Item 4.B.7 of Form 20-F.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 1, 73, 98 and 102 of Draft No. 2.

28.                               We note your disclosure that your order cancellation rate is approximately 23.3%. Please briefly describe your order cancellation policies, including the time frame in which orders may be cancelled.

In response to the Staff’s comment, the Company has added the requested disclosure on page 115 of Draft No. 2.

Description of American Depositary Shares

American Depositary Shares, page 147

29.                               We note that your deposit agreement identifies state and federal courts in New York as the exclusive forums for proceedings arising out of or based on the deposit agreement. Please add a risk factor discussing the risks of this provision for your ADR holders.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 51 and 52 of Draft No. 2.

The Company respectfully advises the Staff that it has not determined the depositary bank and has not yet started negotiating the deposit agreement. Therefore, the entire disclosure regarding the ADS program is subject to review by the depositary bank and its counsel based on the finalized deposit agreement.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs, page 155

30.                               We note that each party to the deposit agreement “irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or [you] directly or indirectly arising out of or relating to the ordinary shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein,” and, your disclosure on page 159, indicated that shareholders may be subject to arbitration on all matters related to the deposit agreement or any transactions contemplated thereby. Please revise to clarify whether these provisions apply to claims made under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on pages 163 and 165 of Draft No. 2.

The Company respectfully advises the Staff that it has not determined the depositary bank and has not yet started negotiating the deposit agreement. Therefore, the entire disclosure regarding the ADS program is subject to review by the depositary bank and its counsel based on the finalized deposit agreement.

Consolidated Financial Statements of Hangzhou Hanyi E-Commerce Co. Ltd.

Notes to the Consolidated Financial Statements

1. Organization and Principal Activities

History of the Group and Equity Restructuring, page F-11

31.                               We note your disclosure in step 3 that the equity restructuring contemplates that Hanyi E-Commerce will repay in installments the amounts due to Hangzhou Ruhnn, Hangzhou Ruhnn will use these funds to return its capital to the investors and the investors will consequently pay the subscription price of shares to Ruhnn Holding. Please tell us the sources of the funds that Hanyi E-Commerce will use to repay the amounts due to Hangzhou Ruhnn and disclose this matter to your investors in appropriate locations in your filing such as your analysis of Liquidity and Capital Resources beginning on page 81.

The Company respectfully advises the Staff that Hanyi E-Commerce will repay the amounts due to Hangzhou Ruhnn, Hangzhou Ruhnn will return the original Renminbi investments to the investors, and the investors will pay the subscription price to the Company. The restructuring agreements allow Hangzhou Ruhnn to return such investments in installments and Hangzhou Ruhnn will not be required to pay the next installment until the subscription price received equals to the previous installment paid by the relevant investors to the Company. The Company expects to pay the first installment amounting to RMB50 million in December 2018, and the source of the first installment is expected to come from cash on hand, bank facilities and financing support from one of the investors of Hangzhou Ruhnn.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 85 and 86 of Draft No. 2.

3. Business Combination, page F-21

32.                               Please tell us more about Weimai’s business and its relationship to some or all of the accounts on WeChat to assist us in understanding why you recorded WeChat accounts as your acquired intangible asset.

The Company respectfully advises the Staff that Weimai focuses on the internet media business. It owns 16 WeChat public accounts and publishes advertisements for its clients through its WeChat public accounts which attracted many subscribers. The WeChat public accounts are a place where interactions between the subscribers and advertisers happen. Advertising revenue is generated specifically by allowing advertisers to promote their products/services on the WeChat public accounts which would be read by many of Weimai’s subscribers.

Under ASC 805-20-55-2, an intangible asset is identifiable if it meets either the separability criteria or the contractual-legal criterion described in the definition of identifiable. The Company believes that the WeChat public accounts meet the separability criteria under ASC 805-20-55-3 since there is evidence of exchange transactions in the market where WeChat public accounts are frequently licensed out or sold to other entities. As a result, although there is no intention by the Company to further sell, license or otherwise exchange the WeChat public accounts to other entities, the Company deemed the WeChat accounts as an acquired intangible assets since there was evidence in the market that it was capable of being further exchanged.

11. Income Tax, page F-25

33.                               We note you recorded income tax expense for each of fiscal 2017 and 2018. Please tell us how you have complied with the disclosure requirements of ASC 740-10-50-9(a) and (b).

The Company respectfully advises the Staff that the Company only had current tax expenses and did not have any deferred tax expenses for the years ended March 31, 2017 and 2018. The Company has also stated such information on page F-25 in Draft No.2. Thus, the Company believes that the disclosure requirements of ASC 740-10-50-9(a) will not be material to the readers of the financial statements.

12. Non-controlling Interest, page F-26

34.                               Please refer to the changes in your non-controlling interest that occurred in fiscal 2018 as depicted in this footnote, in your Consolidated Statements of Shareholders’ Deficit, and in your Consolidated Statements of Cash Flows. This footnote describes these changes as your acquisition of additional common shares of your subsidiaries Yitong and Hanli from unrelated third parties, and the Consolidated Statements of Cash Flows indicates that the consideration you paid to acquire these subsidiary shares was cash in the amount of RMB 1,343,500. Please tell us more about your accounting for these transactions including how these transactions resulted in an increase to your non-controlling interest account of RMB 1,769,600 as seen on your Consolidated Statements of Shareholders’ Deficit.

The Company respectfully advises the Staff that the Company originally had 70% and 51% of equity interests in Yitong and Hanli, respectively, before the Company’s acquisition of the non-controlling interests during 2018.  The carrying amount of the non-controlling interests in Yitong and Hanli before the acquisition was negative RMB1.8 million which was due to Yitong historically generating continued losses from its operations.

Subsequently, in order for improved integration of the non-controlling interest entities to the Company’s operating strategy, the Company acquired all of the non-controlling interests of Yitong and Hanli for a cash consideration of RMB1.3 million. A loss of RMB3.1 million resulting from the acquisition of the non-controlling interest was calculated as the excess of the cash paid of RMB1.3 million over the adjustment to the carrying amount of the non-controlling interest of negative RMB1.8 million.

In accordance with ASC 810-10-45-23, the Company did not recognize the losses in the consolidated net income or comprehensive income for changes in its ownership interest of the non-controlling interest entities given that the Company still effectively maintained control before and after acquisition. Instead, the Company accounted for the transaction by recording the loss of RMB3.1 million in paid-in capital with a credit to the non-controlling interest account of RMB1.8 million effectively zero-ing out the previous carrying amount of non-controlling interest before the acquisition. To illustrate, the following journal entries were recorded:

DR. Paid-in capital 3,113,100

CR. Cash 1,343,500

CR. Carrying amount of NCI 1,769,600

In response to the Staff’s comment, the Company prepared below reconciliation

In RMB	Yitong	Hanli	Total
Carrying amount of non-controlling interest (“NCI”) before the acquisition	(2,165,912)	396,312	(1,769,600)
Cash consideration paid by the Company to purchase NCI of Yitong and Hanli	853,500	490,000	1,343,500
Loss resulted in the acquisition of NCI recognized in paid-in capital	3,019,412	93,688	3,113,100

14. Commitments and Contingencies, page F-28

35.                               We note the disclosures on page 110 regarding the framework agreements you enter with fabric suppliers, wholesale clothing providers and manufacturers. To assist us in understanding why these agreements are not disclosed in your footnote, please tell us in more detail the terms of these agreements and clarify whether these contracts obligate you to make any minimum level of purchases of goods from your suppliers.

The Company respectfully advises the Staff that the framework agreements were entered into for the purposes of stating general commercial terms such as quality specifications of the material, technological requirements, delivery terms, packing method and specification, goods acceptance criteria and liabilities arising from breach of contract. The framework agreements do not indicate any obligations to make minimum levels of purchases in goods or services given that the actual commitment to make purchases are typically stated in a separate purchase order.

15. Segment Information, page F-28

36.                               We note that other places in your prospectus disclose that products sold in your online stores mainly include women’s apparel, cosmetics, shoes and handbags, such as on page 102 in your Business section. Please tell us how you considered providing revenue from external customers for each product or service or each group of similar products or services. Refer to ASC 280-10-50-40.

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of Draft No. 2.

17. Subsequent Events, page F-29

37.                               We note that your subsidiary Dayi declared a dividend of RMB 30 million, half of which will be distributed to Ms. Zhang. Please tell us when this dividend will be paid and the sources of the funds that Dayi will use to pay this dividend, and disclose this matter to your investors in appropriate locations in your filing, such as your analysis of Liquidity and Capital Resources beginning on page 81.

The Company respectfully advises the Staff that this dividend had been fully paid as of September 30, 2018. The source of the funds that this subsidiary of the Company used to pay this dividend was from the cash generated from this subsidiary’s operating activities.

In response to the Staff’s comment, the Company has added the requested disclosure on page 86 of Draft No. 2.

General

38.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*       *       *       *       *

If you have any question regarding Draft No. 2, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Yi Gao at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Kevin Lin at +86-21-6141-2196 (work) or kelin@deloitte.com.cn (email) of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:                                Ruhnn Holding Limited

Min Feng, Chairman

Lei Sun, Director and Chief Executive Officer

Zhenbo Chi, Chief Financial Officer

Wen Zhou, Vice President

Simpson Thacher & Bartlett

Daniel Fertig

Yi Gao

Latham & Watkins

Allen C. Wang

Deloitte Touche Tohmatsu Certified Public Accountants LLP